

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Randall Gates
Chief Financial Officer
Cascade Technologies Corp.
250 North Robertson Blvd., Suite 427
Beverly Hills, California 90211

>   **Re: Cascade Technologies Corp.**
>   **Form 10-K for the fiscal year ended August 31, 2009**
>   **File No. 000-52141**

Dear Mr. Gates:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant